Power Solutions International, Inc.

655 Wheat Lane

Wood Dale, Illinois 60191

August 25, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Russell Mancuso

Re:	Power Solutions International, Inc.

Registration Statement on Form S-1

File No. 333-174543

Dear Mr. Mancuso:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Power Solutions International, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above referenced Registration Statement on Form S-1 may be declared effective on Friday, August 26, 2011, at 12:00 noon, Eastern Time, or as soon thereafter as possible.

In connection with such request, the Company hereby acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Registration Statement or this letter, please contact me, or Mark D. Wood (312/902-5493) or Mark J. Reyes (312/902-5612) of our counsel Katten Muchin Rosenman LLP.

Very truly yours,

Power Solutions International, Inc.

By:	/s/ Thomas J. Somodi
Thomas J. Somodi
Chief Operating Officer and
Chief Financial Officer

cc:	Gary S. Winemaster, Chief Executive Officer and President

Mark D. Wood, Esq.

Mark J. Reyes, Esq.